Exhibit (a)(5)(xv)
Transcript of Interview by Bloomberg TV with Mr. Koh Boon Hwee,
Executive Director of MediaRing, on July 5, 20061
Bloomberg TV
5 July 2006, 11.15 am (Singapore time)
Paul Gordon
Voice over:
Still to come on Bloomberg today, Singapore-based online service provider, Pacific Internet, has advised long term shareholders to reject a takeover offer by MediaRing. We will hear more about that coming up after this break.
Start of interview by Paul Gordon:
Singapore-based online service provider, Pacific Internet has advised long term shareholders to reject the takeover offer by MediaRing. MediaRing is a Singapore-based provider of Internet phone services who wants to buy PacNet to expand through its operations in seven Asian markets including Hong Kong and the Philippines. MediaRing’s offer values PacNet at US$126 million and it says its offer is final.
[On-screen text: PacNet suggests some investors reject MediaRing offer]
Joining us to shed light on the takeover is Koh Boon Hwee, who is MediaRing’s Executive Director.
Mr Koh, thank you for joining us today.
[On-screen text: MediaRing raised PacNet offer to US$9.50 per share]

Q:	First of all, PacNet is recommending long term shareholders to reject the offer but short term investors to accept. Does that influence your strategy at all?

A:	Well, the choice before Pacific Internet shareholders is a simple one. A very generous, risk-free cash offer of US$9.50 per share. The alternative is a five-year business plan with no details about market entry strategies, no details about investment and capital spending and no details about the competitive risks and regulatory risks. All of these amount to significant execution risks. I think the issue between short term and long term shareholders just confuses the issue.
[On-screen text: MediaRing seeks to expand online phone services in Asia]

Q:	Ok. So it’s a simple choice you say for PacNet shareholders. You need 50% and one extra share. How confident are you that you are going to get it?

[1]	This document is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and offer to purchase ordinary shares of PacNet is only being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) filed by MediaRing with the SEC on May 12, 2006. Holders of PacNet shares should read carefully the Tender Offer Statement (and related materials), as amended from time to time, because they contain important information. Holders of PacNet shares and investors may download free copies of such materials (and all other documents that MediaRing has filed with the SEC) at the SEC’s website at www.sec.gov, or from D.F. King & Co., Inc, the Information Agent for the offer.

A:	Well, we have a very generous offer on the table and I think we have to wait for shareholders to make a decision.
[On-screen text: MediaRing’s PacNet Bid. Details:
•	US$9.50 per PacNet share
•	Total value US$126 million
•	To help MediaRing expand through PacNet’s operations in seven Asian markets]

Q:	Well, how close are you to getting those acceptances do you feel?
A:	Well, we remain confident but in the business of a takeover, most of the decisions will be made by shareholders in the last 24 hours.
[On-screen text: MediaRing Ltd. Company profile:
•	Listed and based in Singapore
•	Provider of Internet-phone services
•	2005 net income US$5.2 million vs US$441,000 in 2004]

Q:	Vantage owns 29% of Pacific Internet. It says the shares are worth US$15, so way beyond what you are actually offering. Have you been speaking to Vantage and have they given any indication they may come over to your side?
A:	Well, I think the most important thing to note is that the Independent Financial Advisor to PacNet has indicated that the financial terms of the offer is fair to shareholders. We will have to wait Vantage Corp’s decision as a shareholder.

Q:	Right. Have you actually been meeting them face-to-face or been on the phone?
A:	Under the current takeover rules, once the tender offer has been made, the two parties are not supposed to meet.

Q:	Ok. You say this is your final offer. Is that final-final or is there any chance it could go up, either if shareholders reject it or if another bidder comes in?
A:	It is final in the absence of any competitive bid.

Q:	Is there any sign out there that there may be a competitive bid?
A:	Under that condition, then the rules that constrain our takeover offer, you know, will be different and we will be able to re-look at the situation.

Q:	Ok. So there is potentially more money coming on the table. It just depends really whether anybody else comes in. How high are you prepared to go?
A:	We will have to cross that bridge if events develop that way. But as of right now, there is no competitive alternative offer on the table. So therefore, the choice for Pacific Internet shareholders is a simple one.

Q:	Ok. If you did need to raise your offer, have you got plenty of cash to do it? Would you have to go to the financial markets or what?
A:	Well, as I indicated, we will cross that bridge when we come to it because I cannot speculate on the future.

Q:	What are your plans if you do win? I mean how many seats do you want on the Board for starters?
A:	Well, again, that is something that we will have to decide when the event develops. I think our immediate goal, if we are successful in combining the two companies, is to work on the fact that both businesses are complementary, our geographic presence is complementary. And together we should have better economies of scale in our network.

[On-screen text: Pacific Internet Limited — One-year price chart]
[On-screen text: MediaRing.com — One-year price chart]

Q:	So would you plan to de-list the Pacific Internet stock or would you in fact back your own company into Pacific Internet which has a Nasdaq listing?
A:	Well, currently the offer that is being made is by MediaRing for Pacific Internet. So depending on the amount that we receive, if we are successful, we would have to consider our options going forward. But right now, I cannot answer specifically the question of what the future will hold in terms of listing.
Ok. Koh Boon Hwee. Thank you very much for joining us today. Koh Boon Hwee who is MediaRing’s Executive Director joining me there in Singapore.
[END OF TRANSCRIPTION]
The Directors of MediaRing (including those who may have delegated detailed supervision of this document) have taken all reasonable care to ensure that the facts stated in this document are fair and accurate and that no material fact has been omitted from this document and they jointly and severally accept responsibility accordingly.
Cautionary Note on Forward-Looking Statements
This document includes certain forward-looking statements. These statements appear throughout this document and include statements regarding MediaRing’s intent, belief or current expectations of, including statements concerning MediaRing’s plans with respect to, the acquisition of all of the PacNet shares. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include, among other things, (i) the inability of MediaRing to execute fully its business strategy after increasing its ownership stake in PacNet; (ii) amendments in MediaRing’s business strategies or plans arising from changes in business or market conditions; (iii) general economic, capital market and business conditions; (iv) terrorist attacks on the United States, Singapore or other international targets; (v) competitive factors in the industries in which PacNet and MediaRing operate; (vi) changes in government regulation; (vii) changes in tax law requirements, including tax rate changes, new tax laws and revised tax law interpretations; and (viii) such other risks and uncertainties described in PacNet’s filings with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

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